Exhibit 99.3
Eksportfinans ASA
Unaudited Pro Forma Financial Information
The following unaudited pro forma financial information is based on and should be read in conjunction with Eksportfinans ASA’s (the “Company”) historical consolidated financial statements and related notes appearing in the Company’s Annual Report for the year ended December 31, 2008 previously furnished on Form 6-K on March 25, 2009, the Company’s Annual Report on Form 20-F for the year ended December 31, 2007 and the unaudited financial statements for the three month period ended March 31, 2009 included elsewhere in this report on Form 6-K.
On May 7, 2009, the Company reached an agreement to sell Kommunekreditt Norge AS (“Kommunekreditt”) for NOK 870 million. This was the same as the book value of Kommunekreditt at the time of sale. The sale agreement includes a commitment by the Company to continue to fund Kommunekreditt, with repayment over a period of two years beginning six months after the close of the transaction (expected in May 2009) and ending in 2011, as well as the purchase of NOK 4,863 million and NOK 5,938 million of Kommunekreditt’s loans and receivables due from credit institutions and customers, respectively, at book value. Additionally, the Company will assign interest rate swaps related to the Kommunekreditt loan portfolio, which are recorded as derivative liabilities in the balance sheet, to the purchaser, resulting in a cash settlement of NOK 260 million.
The following unaudited pro forma financial information is presented because Kommunekreditt has not previously been presented as discontinued operations in the Company’s historical financial statements incorporated by reference in prior filings. As a result, the historical results have been adjusted on a pro forma basis to give effect to the anticipated sale of Kommunekreditt.
The unaudited pro forma financial information has been prepared by our management and is based on our historical financial statements, and the assumptions and adjustments described in the notes to the unaudited pro forma financial information below.
The unaudited pro forma income statements for the three months ended March 31, 2009 and for the years ended December 31, 2008, 2007 and 2006 are prepared as though the foregoing sale transaction occurred as of the beginning of the earliest period presented, January 1, 2006. The unaudited pro forma balance sheet as of March 31, 2009 is prepared as if the said sale transaction occurred as of March 31, 2009. Pro forma adjustments are described in the notes to the unaudited pro forma financial information.
The following unaudited pro forma financial information is based on management’s estimates and presented for illustrative and informational purposes only. This is not intended to represent or be indicative of the financial condition or results of operations which would actually have been recorded if the sale of Kommunekreditt had occurred during the periods presented. In addition, the unaudited pro forma financial information is not intended to represent the Company’s financial position or results of operations for any future date or period.

Eksportfinans ASA
UNAUDITED PRO FORMA CONDENSED BALANCE SHEET (NOK millions)

	As of March 31, 2009
		Pro Forma		Pro Forma
	Eksportfinans	adjustments		Financial
	group, historical	Kommunekreditt		Statement
Assets
Loans and receivables due from credit institutions	36,845	41,720	1	78,565
Loans and receivables due from customers	63,724	—		63,724
Securities	92,960			92,960
Financial derivatives	19,341			19,341
Non-current assets held for sale	42,062	(42,062	)2	—
Other assets	15,714			15,714

Total assets	270,646	(342)		270,304

Liabilities and Shareholders’ Equity
Borrowings through the issue of securities	233,013			233,013
Deposits by credit institutions	47			47
Financial derivatives	22,142	(260	)a	21,882
Non-current liabilities held for sale	82	(82	)2	—
Subordinated debt and capital contribution securities	1,976			1,976
Other liabilities	4,143			4,143

Total liabilities	261,403	(342)		261,061

Share capital	2,771			2,771
Share premium reserve	177			177
Other equity	6,295			6,295

Total shareholders’ equity	9,243	—		9,243

Total liabilities and shareholders’ equity	270,646	(342)		270,304

The pro forma balance sheet differs from the balance sheet as of March 31, 2009, which shows Kommunekreditt as a discontinued operation, because the major impact of the transaction will be to transfer the assets held-for-sale into loans and receivables due from a third party credit institution, as detailed below.
1	The net change in loans and receivables due from credit institutions consists of:

Loan receivable from Kommunekreditt	41,980	b
Cash settlement to Kommunekreditt for swap transfer	(260	)a

	41,720
2	These adjustments represent the removal of the value of the Kommunekreditt assets and liabilities from the historical financial statements. The net amount consists of:

Kommunekreditt non-current assets held for sale	42,062	b
Kommunekreditt non-current liabilities held for sale	(82	)b

	41,980

a.)	In connection with the transaction, the Company will transfer certain swap agreements, which were entered into by the Company to hedge fixed rate Kommunekreditt loans. At March 31, 2009, the date assumed for sale of Kommunekreditt for the pro forma condensed balance sheet, the mark-to-market value of the swap agreements was recorded on the balance sheet as a derivative liability of NOK 260 million. The Company will settle this cash amount to the buyer upon transfer of the swap agreements.

b.)	The loan receivable from Kommunekreditt represents the Company’s commitment to finance Kommunekreditt over the two years following the closure of the transaction. At March 31, 2009, the date assumed for sale of Kommunekreditt for the pro forma condensed balance sheet, the net balance of the non-current assets and liabilities held for sale was NOK 41,980 million, which must be reinstated as an asset due to the fact that it would have been eliminated upon consolidation, but now should be accounted for as a third-party transaction.
As part of the agreement, the Company will purchase a portion of Kommunekreditt’s loan portfolio reflected in the Group’s historical “loans and receivables due from credit institutions” and “loans and receivables due from customers.” The substance of this purchase is that the Company will hold the loan portfolio as an asset on its own balance sheet instead of the then consolidated Kommunekreditt. The net impact on pro forma balances of the sale and subsequent re-purchase of NOK 4,863 million of loans and receivables due from credit institutions and NOK 5,938 million of loans and receivables due from customers is nil, and thus it has not been reflected in the pro forma balance sheet.

Eksportfinans ASA
The pro forma income statements differ from the discontinued operations presentation for March 31, 2009, and would differ from a discontinued operations presentation for the annual financial statements for the years ended December 31, 2008, 2007 and 2006 due to the fact that under the discontinued operations presentation the interest income on the Kommunekreditt loan portfolio, along with the interest expense relating to the financing of this portfolio, is presented as a single line item below continuing operations. In addition, a pro forma adjustment for the interest receivable from the loan to Kommunekreditt has been added.
It is important for an understanding of the pro forma financial statements to note that the pro forma income statements assume that the Company’s loan to Kommunekreditt was outstanding during the periods for which the pro forma income statements are presented and will be repaid within a specified period of approximately two years from the date of sale. As a result, the Company is assumed to earn interest income on the full amount of the loan to Kommunekreditt over the periods presented.
As the income statement for the three months ended March 31, 2009 has been presented as a discontinued operation, the historical interest expense has been reinstated as a pro forma adjustment for the three months ended March 31, 2009. This interest expense has not been included as a pro forma adjustment for the years ended December 31, 2008, 2007 and 2006, as these periods have not been presented as discontinued operations, and thus the interest expense is already reflected in the historical financial statements.
UNAUDITED PRO FORMA CONDENSED INCOME STATEMENTS (NOK millions)

	Three months ended March 31, 2009				Year ended December 31, 2008
		Pro Forma		Pro Forma		Pro Forma		Pro Forma
	Eksportfinans	adjustments		Financial	Eksportfinans	adjustments		Financial
	group, historical	Kommunekreditt		Statement	group historical	Kommunekreditt		Statement
Interest and related income	2,430	(269	) 1	2,161	12,255	(2,277	) 2	9,978
Interest and related expenses	(2,077)			(2,077)	(11,187)			(11,187)

Net interest income	353	(269)		84	1,068	(2,277)		(1,209)

Net gains/(losses) on financial instruments at fair value	2,505			2,505	3,828	321	b	4,149
Other operating income	2			2	(32)			(32)
Operating expenses	(52)			(52)	(204)	39	b	(165)

Pre-tax operating profit/(loss)	2,808	(269)		2,539	4,660	(1,917)		2,743
Taxes	(786)	75	a	(711)	(1,305)	537	a	(768)

Profit/(loss) for the period from continuing operations	2,022	(194)		1,828	3,355	(1,380)		1,975

	Year ended December 31, 2007				Year ended December 31, 2006
		Pro Forma		Pro Forma		Pro Forma		Pro Forma
	Eksportfinans	adjustments		Financial	Eksportfinans	adjustments		Financial
	group historical	Kommunekreditt		Statement	group historical	Kommunekreditt		Statement
Interest and related income	8,927	(1,139	) 3	7,788	5,353	(324	) 4	5,029
Interest and related expenses	(8,366)			(8,366)	(4,894)			(4,894)

Net interest income	561	(1,139)		(578)	459	(324)		135

Net gains/(losses) on financial instruments at fair value	(588)	160	b	(428)	(69)	162	b	93
Other operating income	4			4	4			4
Operating expenses	(187)	37	b	(150)	(177)	35	b	(142)

Pre-tax operating profit/(loss)	(210)	(942)		(1,152)	217	(127)		90
Taxes	61	264	a	325	(58)	36	a	(22)

Profit/(loss) for the period from continuing operations	(149)	(678)		(827)	159	(91)		68

1	The pro forma adjustment for the three months ended March 31, 2009 consists of the following:

	Elimination of net interest income related to Kommunekreditt	(559	) b
	Net interest income from funding provided to Kommunekreditt	290	d

		(269)
2	The pro forma adjustment for the year ended December 31, 2008 consists of the following:

	Elimination of net interest income related to Kommunekreditt	(3,998	) b
	Net interest income related to purchased Kommunekreditt loans	560	c

	Subtotal net interest income eliminated on sale	(3,438)

	Net interest income from funding provided to Kommunekreditt	1,161	d

		(2,277)

3	The pro forma adjustment for the year ended December 31, 2007 consists of the following:

	Elimination of net interest income related to Kommunekreditt	(2,942	) b
	Net interest income related to purchased Kommunekreditt loans	642	c

	Subtotal net interest income eliminated on sale	(2,300)

	Net interest income from funding provided to Kommunekreditt	1,161	d

		(1,139)

4	The pro forma adjustment for the year ended December 31, 2006 consists of the following components:

	Elimination of net interest income related to Kommunekreditt	(1,677	) b
	Net interest income related to purchased Kommunekreditt loans	192	c

	Subtotal net interest income eliminated on sale	(1,485)

	Net interest income from funding provided to Kommunekreditt	1,161	d

		(324)

a.)	All adjustments described above have been represented net of the relevant tax at the statutory tax rate of 28%.

b.)	For the years ended December 31, 2008, 2007 and 2006, this adjustment reflects the elimination of revenue and expense items related to Kommunekreditt.

c.)	This represents the income statement effect of the loans purchased from Kommunekreditt by the Company as described in the pro forma balance sheet.

d.)	This represents net interest income related to the loan receivable by the Company from Kommunekreditt. The interest income has been based on the unamortised balance according to the repayment schedule and the 90-day NIBOR rate of 2.64% at the transaction date (May 7, 2009). It is important to note that the historical interest earned on the Kommunekreditt loan portfolio that has been sold to the Company would have been based on historical interest rates. The average NIBOR rate over the repayment period would have been 4.7%. As explained above, only the interest income derived from the amounts due to the Company from Kommunekreditt have been included in the pro forma and not the income from the reinvestment of these proceeds.
Further, the sensitivity of pro forma net income to the use of a rate 12.5 basis points higher than the current rate has been shown for each of the periods presented above.

	Pro forma	Pro forma
	Net Income/	Net Income/
	(Loss) at	(Loss) at Current
	Current Rate	Rate plus 12.5 bps
March 31, 2009	1,828	1,838
December 31, 2008	1,975	2,012
December 31, 2007	(827)	(790)
December 31, 2006	68	105